VIA COURIER AND EDGAR

May 18, 2016

Re:	Blackstone Mortgage Trust, Inc.

Form 10-K for the year ended December 31, 2015
Filed February 16, 2016
File No. 001-14788

Definitive Proxy Statement
Schedule 14A
Filed April 22, 2016
File No. 001-14788

Daniel L. Gordon

Senior Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Gordon:

Blackstone Mortgage Trust, Inc. (the “Company,” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2016, regarding the Company’s Form 10-K for the year ended December 31, 2015 filed on February 16, 2016 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 22, 2016 (the “Proxy Statement”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K and our EDGAR-filed Proxy Statement, as applicable.

Form 10-K for the year ended December 31, 2015

General

1.	We note that you have disclosed your total leverage and debt to equity ratio in your earnings release furnished with your 8-K filed on February 16, 2016. To the extent these metrics are key performance or liquidity indicators, please include disclosure regarding these metrics in your future Exchange Act periodic reports.

345 Park Avenue • 42nd Floor • New York, New York 10154

May 18, 2016

We acknowledge the Staff’s comment, and confirm that in future Exchange Act periodic reports we will disclose our total leverage and debt to equity ratio in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Risk Factors

Prepayment rates may adversely affect the value of our portfolio of assets, page 11

2.	We note your risk factor disclosure on page 11 on the potential impact of prepayment rate changes on your portfolio and your disclosure on page 3 indicating that, as of December 31, 2015, 64% of your loans were subject to yield maintenance or other prepayment restrictions and 36% were open to repayment by the borrower without penalty. In future Exchange Act periodic reports, please consider providing disclosure regarding the prepayment rate for the assets in your portfolio. Additionally, please provide disclosure regarding trends in your prepayment rate, or advise us why you do not believe such information is material to investors.

We respectfully advise the Staff that the risk factor disclosure noted on page 11 of the Form 10-K addresses two risks: (i) the existing risk of loan repayments and redeployment of capital related to our current mortgage loan origination business; and (ii) the potential risk of prepayments and changes in prepayment rates associated with investments in mortgage-related securities, should we invest in such securities in the future.

Currently, our business is focused on originating floating-rate mortgage loans secured by commercial real estate and not purchasing mortgage-related securities. However, as described on page 2 of our Form 10-K, it is an asset class we may target in the future.

Our existing floating-rate mortgage loans are contractually open to prepayment following a lock-out/yield maintenance period generally between 12 and 24 months, which terms we believe are customary in the commercial mortgage industry. Since our mortgage loans are originated as par instruments and we generally do not acquire loans at a premium, we do not consider prepayment a material risk to our operations. In addition, given the relatively small number of loans in our portfolio, unlike large-volume investments such as mortgage-related securities, the rate of repayment is not a meaningful metric and may result in investors drawing incorrect assumptions regarding future repayments. Accordingly, we do not believe additional information on prepayment rates for our mortgage loans to be meaningful to investors. However, we intend to clarify our risk factor disclosure in future filings to more clearly distinguish existing risks related to mortgage loan repayments from potential risks related to investments we may make in mortgage-related securities in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

3.	We note your disclosure, including in the risk factor on page 10 under the heading “Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments,” regarding the potential effects of fluctuations in credit spreads on your results of operations. We further note your disclosure, including on page 57, regarding your portfolio cash coupon and all-in yield. In future Exchange Act periodic reports, please include additional disclosure regarding your overall cost of financing and your credit spreads.

May 18, 2016

We respectfully advise the Staff that we believe our Exchange Act periodic reports currently provide investors with all pertinent information regarding our overall costs of financing and credit spreads. We finance our portfolio using revolving repurchase facilities, asset-specific repurchase agreements, loan participations sold, and non-consolidated senior interests, and we separately disclose in our Form 10-K information regarding the costs associated with each type of financing. Specifically, we disclose the financing costs (cash coupon and all-in yield) associated with our revolving repurchase facilities on page 60, asset-specific repurchase agreements on page 61, and loan participations sold and non-consolidated senior interests on page 62. In addition, similar disclosures are included in the applicable notes to our audited consolidated financial statements.

We believe it is important to our investors to understand the costs of financing for our asset-specific repurchase agreements, loan participations sold, and non-consolidated senior interests in relation to the specific loans they separately finance and, accordingly, include disclosure of the related loans’ cash coupon and all-in yield with the disclosure of the financing costs on the above-referenced pages. These financing sources are dedicated to distinct transactions and are not reflective of our general cost of financing for cross-collateralized credit facilities.

We primarily finance our loan origination business using our revolving credit facilities and disclose the costs of these facilities as a metric our investors can consider as the general cost of financing new loan originations. Given the diversity of our financing sources and their distinct structures, we do not believe an average cost of all financing sources would be meaningful to investors.

In addition, we respectfully advise the Staff that all rate disclosures for our loans and financings are inclusive of both the market interest rates and credit spreads that were highlighted in our risk factor on page 10 of the Form 10-K.

Note 2. Summary of Significant Accounting Policies

Loans Receivable and Provision for Loan Losses, page F-11

4.	We note that you assign risk ratings to your loans receivable based upon a five point scale as described on page F-12. Please provide to us additional details regarding your ratings and your ratings process. Include in your response a discussion of the following:

•	A detailed discussion of the characteristics of each rating category including the range within each rating category.
•	The relationship between each rating category and the likelihood of loss.

May 18, 2016

On a quarterly basis, a committee of senior officers including our Chief Executive Officer, Head of Capital Markets, Head of Asset Management, and Chief Financial Officer individually review each loan in our portfolio and assign a risk rating. The risk ratings are based on a variety of factors including loan-to-value (“LTV”), debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan, and project sponsorship. As our portfolio consists of a heterogeneous pool of loans with different characteristics, each loan is evaluated using the factors that most significantly impact its individual performance, and the ultimate combination of factors used to determine the risk rating are unique to each loan.

As disclosed on page F-12 of the Form 10-K, our loans are rated “1” through “5,” from less risk to greater risk, which ratings are defined as follows:

1 –	Very Low Risk
2 –	Low Risk
3 –	Medium Risk
4 –	High Risk/Potential for Loss: A loan that has a risk of realizing a principal loss.
5 –	Impaired/Loss Likely: A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss.

We do not believe that loans rated 1 through 3 are at risk of realizing a principal loss. These loans are characterized as very low risk, low risk or medium risk based on an evaluation of the quantitative and qualitative factors enumerated above. For instance, a loan with a low LTV, high debt yield and high occupancy may be rated a 1, or very low risk, while another loan with a higher LTV, lower debt yield and lower occupancy may be rated a 3, or medium risk. However, neither of these hypothetical loans are considered to be at risk of realizing a principal loss.

Loans with a risk rating of 5 have a very high risk of realizing a principal loss or have already incurred a principal loss, while loans with a risk rating of 4 have a risk of realizing a principal loss or migrating to a risk rating of 5 in a future period should conditions continue to worsen at the related collateral asset.

We do not determine specific ranges within each risk rating category for the aforementioned factors we consider, nor is there a precise loss probability percentage associated with each risk rating. Each loan is assigned a rating that reflects management’s good faith judgment of the risk of loss based on all available information, and we review our rating determinations each quarter and upgrade or downgrade assigned ratings as our view of the risk of loss changes. Since the launch of our loan origination business in May 2013, we have not experienced any losses in our origination portfolio, nor have we impaired any of our loans.

Definitive Proxy Statement on Schedule 14A

5.	We note your disclosure regarding individual stock awards to your named executive officers. In future Exchange Act periodic reports where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award to your named executive officers, including how you determined the specific amounts.

May 18, 2016

We acknowledge the Staff’s comment, and confirm that in future Exchange Act periodic reports where executive compensation disclosure is required, we will expand our disclosure to describe the basis for each individual stock award to named executive officers, including how specific amounts were determined.

*        *        *

At the request of the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (646) 482-3179 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

BLACKSTONE MORTGAGE TRUST, INC.

/s/ Anthony F. Marone, Jr.
Anthony F. Marone, Jr.
Chief Financial Officer

cc:	Securities and Exchange Commission
Kristi Marrone
Sara von Althann Sonia Barros

cc:	Blackstone Mortgage Trust, Inc.
Stephen D. Plavin
Leon Volchyok